OSISKO REPORTS 2018 RESULTS AND PROVIDES 2019 GUIDANCE

RECORD GEOs OF 80,553 AND
CASH FLOWS FROM OPERATING ACTIVITIES OF $82.2 MILLION IN 2018

Montréal, February 20, 2019 – Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2018 and provides guidance for 2019.

Highlights

  Earned 20,005 gold equivalent ounces1 (“GEOs”) in the fourth quarter, for record annual GEOs of 80,553 in 2018, an increase of 37% compared to 2017;
  Generated cash flows from operating activities of $18.6 million for the quarter and $82.2 million for the year 2018, an increase of 69% compared to 2017;
  Recorded adjusted earnings2 of $13.0 million, $0.08 per basic share2 ($31.4 million for the year 2018, $0.20 per basic share), compared to $1.0 million, $0.01 per basic share in the fourth quarter of 2017 ($22.7 million for the year 2017, $0.18 per basic share);
  Recorded cash operating margins3 of 90% from royalty and stream interests in the fourth quarter and for the full year 2018, maintaining the highest margin in the metals and mining sector, generating $27.8 million in operating cash flow in the fourth quarter ($114.1 million for the year 2018), in addition to a quarterly cash operating margin of $0.9 million from offtake interests in the fourth quarter ($5.0 million for the year 2018);
  Fully repaid its credit facility in January 2019 ($71.7 million in the fourth quarter 2018 for a total of $123.5 million for the year 2018, in addition to a payment of $30.0 million in January 2019), and extended the maturity date by one year to November 14, 2022; Osisko now has up to $450.0 million available under the credit facility;
  Incurred impairment charges of $166.3 million ($123.7 million, net of income taxes), including $148.5 million on the Éléonore NSR royalty interest ($109.1 million, net of income taxes), compared to $89.0 million in 2017 on the Éléonore NSR royalty interest ($65.4 million, net of income taxes). On February 13, 2019, Goldcorp Inc. announced an impairment expense of US$1.4 billion, net of income taxes, against the carrying value of the Éléonore mine, as a result of the previously announced acquisition of the company by Newmont Mining Corporation and due to the decrease in mineral reserves and resources and the reduction in the estimated fair value of Éléonore’s exploration potential;
  Received payment from Pretium Exploration Inc. for the repurchase of Osisko Bermuda’s interest in the Brucejack gold and silver stream for US$118.5 million ($159.4 million), generating a gain of $9.1 million;
  Maintained ownership and financing rights in respect to the Curraghinalt Gold project through the take-private acquisition of Dalradian Resources Inc. by Orion Mine Finance. Osisko holds a put option, subject to certain restrictions, to sell its shares for a period of 180 days at $1.47 per share;

  Amended the Renard diamond stream, thereby investing an additional $21.6 million and improving the cash margin on this stream;
  Acquired for cancellation 2,709,779 of our common shares for $32.9 million in the year 2018, in addition to 852,500 common shares acquired in 2019 for $10.2 million (total of $20.0 million under the $100.0 million buyback program announced in December 2018);
  Held $174.3 million in cash and cash equivalents and $397.1 million in equity investments4 as at December 31, 2018;
  Declared a quarterly dividend of $0.05 per common share payable on January 15, 2019 to shareholders of record as at December 31, 2018; and
  Declared quarterly dividends totaling $0.20 per common share for the year 2018 for $31.2 million, bringing the total to $86.3 million since inception in 2014.

For more details, please refer to the Management’s Discussion and Analysis for the year ended December 31, 2018.

Recent Performance

Sean Roosen, Chair and Chief Executive Officer commented on the 2018 activities: “We achieved record revenues and cash flow with the full year production from our portfolio of assets acquired from Orion in 2017. During the year, we continued to build on our asset base to position our shareholders to benefit from increasing production and favorable precious metal prices. In less than 5 years we have invested over $2.5 billion in royalty, streaming and offtake assets, as well as in our mining equity portfolio of emerging producers.

We would also like to thank all our operating partners for their contribution to our success. We would particularly highlight the strong performance of Canadian Malartic, our flagship 5% NSR royalty asset, which achieved record gold production of 698,000 ounces in 2018.”

Outlook

Osisko’s 2019 outlook on royalty, stream and offtake interests is based on publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana and Agnico Eagle, for the Éléonore mine published by Goldcorp, for the Renard mine published by Stornoway, and for the Island Gold mine published by Alamos. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers, which is the case for the Sasa mine and the Mantos Blancos mine, or uses management’s best estimate.

Attributable GEOs for 2019, estimated between 85,000 and 95,000, and cash margin by interest are as follows:

			Cash
	Low	High	margin
	(GEOs)	(GEOs)	(%)
Royalty interests	54,700	61,100	99.9
Stream interests	28,000	31,300	65.5
Offtake interests	2,300	2,600	1.2
	85,000	95,000

For the 2019 guidance, silver, diamonds and cash royalties have been converted to GEOs using commodity prices of US$1,300 per ounce of gold, US$15.50 per ounce of silver and US$95 per carat for diamonds from the Renard mine (blended sales price) and an exchange rate (US$/C$) of 1.30.

Board of Directors

Messrs. Pierre Chenard and André Gaumond have advised the Company that they will not be standing for re-election at the next Annual General Meeting of Osisko to be held on May 1, 2019.

Sean Roosen, Chair and CEO noted: “André has been a leading explorationist in Québec and a visionary in seeing the potential of mine development in the Northern region of Québec. He has also been a key industry member that worked on a collaborative effort with all stakeholders, especially in the James Bay region, to ensure the sustainable development of the region under Québec’s Plan Nord. André will continue to be a friend to the Osisko Board and we will take advantage of his experience and knowledge when we can. André led the team and investment required for the discovery of Éléonore, which is a great example of development in the north, providing high quality jobs in an area that will continue for many years to come”.

Mr. Roosen also noted: “Pierre provided great insights to our Board and Management over his tenure on the Board and we look forward to working with him in his new functions with a major gold producer and wish him best success in his new functions”.

Q4 and Full Year 2018 Results Conference Call

Osisko will host a conference call on Thursday, February 21, 2019 at 10:00 am EST to review and discuss its Q4 2018 and full year results.

Those interested in participating in the conference call should dial in at 1 (877) 223-4471 (North American toll free), or 1 (647) 788-4922 (international). An operator will direct participants to the call.

The conference call replay will be available from 1:00 pm EST on February 21, 2019 until 11:59 pm EST on February 29, 2019 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1 (416) 621-4642, access code 3138878.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.2% interest in Barkerville Gold Mines Ltd., a 16.7% interest in Osisko Mining Inc., a 15.4% interest in Victoria Gold Corp., a 17.8% interest in Falco Resources Ltd and a 10.6% interest in Osisko Metals Incorporated.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com

Notes:

(1)

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended		Years ended
	December 31,		December 31,
	2018	2017	2018	2017

Gold(i)	$1,226	$1,275	$1,268	$1,257
Silver(ii)	$14.54	$16.73	$15.70	$17.05

Exchange rate (US$/Can$)(3)	1.3204	1.2713	1.2957	1.2986

(i)	The London Bullion Market Association’s pm price in U.S. dollars
(ii)	The London Bullion Market Association’s price in U.S. dollars
(iii)	Bank of Canada daily rate

(2)

“Adjusted earnings” and “Adjusted earnings per basic share” are not recognized measures under the International Financial Reporting Standards (“IFRS”). Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of the Management’s Discussion and Analysis for the year ended December 31, 2018.

(3)

Cash operating margin, which represents revenues less cost of sales, is a non-IFRS measure. The Company believes that this non-IFRS generally accepted industry measure provides a realistic indication of operating performance and provides a useful comparison with its peers. The following table reconciles the cash margin to the revenues and cost of sales presented in the consolidated statements of income and related notes:

	Three months ended		Years ended
(In thousands of dollars)	December 31,		December 31,
	2018	2017	2018	2017
	$	$	$	$

Revenues	115,337	109,552	490,472	213,216
Less: Revenues from offtake interests	(84,599)	(77,338)	(362,905)	(119,424)
Revenues from royalty and stream interests	30,738	32,214	127,567	93,792

Cost of sales	(86,600)	(81,058)	(371,305)	(125,645)
Less: Cost of sales of offtake interests	83,659	76,550	357,879	117,974
Cost of sales of royalty and stream interests	(2,941)	(4,508)	(13,426)	(7,671)

Revenues from royalty and stream interests	30,738	32,214	127,567	93,792
Less: Cost of sales of royalty and stream interests	(2,941)	(4,508)	(13,426)	(7,671)
Cash margin from royalty and stream interests	27,797	27,706	114,141	86,121
	90.4%	86.0%	89.5%	91.8%

Revenues from offtake interests	84,599	77,338	362,905	119,424
Less: Cost of sales of offtake interests	(83,659)	(76,550)	(357,879)	(117,974)
Cash margin from offtake interests	940	788	5,026	1,450
	1.1%	1.0%	1.4%	1.2%

(4)

Represents the estimated fair value based on the quoted prices of the investments in a recognized stock exchange as at December 31, 2018. For private investments, an internal or external evaluation is prepared.

Forward-looking Statements

This news release contains forward-looking information and forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenue, requirements for additional capital, production estimates, production costs and revenue, business prospects and opportunities are forward-looking statements. In addition, statements relating to gold equivalent ounces ("GEOs") are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the GEOs will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko’s investments and transactions, including the realization of all conditions precedent to the closing of the investment in Falco Resources Ltd.’s Horne 5 Gold project, the estimate of GEOs to be received in 2019, and Osisko’s ability to seize future opportunities. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results deriving from Osisko’s royalties, streams and other interests to differ materially from those in forward-looking statements include, without limitation: influence of political or economic factors including fluctuations in the prices of the commodities and in value of the Canadian dollar relative to the U.S. dollar, continued availability of capital and financing and general economic, market or business conditions; regulations and regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatments of offshore streams or other interests, litigation, title, permit or license disputes; risks and hazards associated with the business of exploring, development and mining on the properties in which Osisko holds a royalty, stream or other interest including, but not limited to development, permitting, infrastructure, operating or technical difficulties, unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, rate, grade and timing of production differences from mineral resource estimates or production forecasts or other uninsured risks; risk related to business opportunities that become available to, or are pursued by Osisko and exercise of third party rights affecting proposed investments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Osisko’s ongoing income and assets relating to the determination of its PFIC status, no material changes to existing tax treatments; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements wi ll prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
As at December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2018	2017
	$	$
Assets
Current assets
Cash and cash equivalents	174,265	333,705
Short-term investment	10,000	-
Amounts receivable	12,321	8,385
Inventories	-	9,859
Other assets	1,015	984
	197,601	352,933
Non-current assets
Investments in associates	304,911	257,433
Other investments	109,603	115,133
Royalty, stream and other interests	1,414,668	1,575,772
Exploration and evaluation	95,002	102,182
Goodwill	111,204	111,204
Other assets	1,657	1,686
	2,234,646	2,516,343
Liabilities
Current liabilities
Accounts payable and accrued liabilities	11,732	15,310
Dividends payable	7,779	7,890
Provisions and other liabilities	3,494	5,632
	23,005	28,832
Non-current liabilities
Long-term debt	352,769	464,308
Provisions and other liabilities	-	2,036
Deferred income taxes	87,277	126,762
	463,051	621,938
Equity attributable to Osisko Gold Royalties Ltd’s shareholders
Share capital	1,609,162	1,633,013
Warrants	30,901	30,901
Contributed surplus	21,230	13,265
Equity component of convertible debentures	17,601	17,601
Accumulated other comprehensive income (loss)	23,499	(2,878)
Retained earnings	69,202	202,503
	1,771,595	1,894,405
	2,234,646	2,516,343

Osisko Gold Royalties Ltd
Consolidated Statements of Loss
For the three months and the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended		Years ended
	December, 31		December 31,
	(unaudited)
	2018	2017	2018	2017
	$	$	$	$

Revenues	115,337	109,552	490,472	213,216

Cost of sales	(86,600)	(81,058)	(371,305)	(125,645)
Depletion of royalty, stream and other interests	(12,975)	(12,747)	(52,612)	(28,065)
Gross profit	15,762	15,747	66,555	59,506

Other operating expenses
General and administrative	(4,912)	(7,010)	(18,156)	(24,558)
Business development	(805)	(3,126)	(4,525)	(16,199)
Gain on disposal of a stream interest	9,094	-	9,094	-
Impairment of assets	(166,316)	(89,000)	(166,316)	(89,000)
Exploration and evaluation, net of tax credits	(55)	(63)	(183)	(184)
Operating loss	(147,232)	(83,452)	(113,531)	(70,435)
Interest income	847	1,098	4,428	4,255
Dividend income	50	-	328	-
Finance costs	(6,708)	(4,825)	(25,999)	(8,384)
Foreign exchange gain (loss)	362	(635)	454	(16,086)
Share of loss of associates	(2,455)	(3,482)	(9,013)	(6,114)
Other gains (losses), net	1,018	(507)	2,598	30,829
Loss before income taxes	(154,118)	(91,803)	(140,735)	(65,935)
Income tax recovery	40,236	27,450	35,148	23,147
Net loss	(113,882)	(64,353)	(105,587)	(42,788)

Net loss attributable to:
Osisko Gold Royalties Ltd’s shareholders	(113,882)	(64,348)	(105,587)	(42,501)
Non-controlling interests	-	(5)	-	(287)

Net loss per share attributable to Osisko Gold Royalties Ltd’s shareholders
Basic	(0.73)	(0.41)	(0.67)	(0.33)
Diluted	(0.73)	(0.41)	(0.67)	(0.33)

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three months and the years ended December 31, 2018 and 2017
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended		Years ended
	December 31,		December 31,
	(unaudited)
	2018	2017	2018	2017
	$	$	$	$
Operating activities
Net loss	(113,882)	(64,353)	(105,587)	(42,788)
Adjustments for:
Share-based compensation	2,241	1,267	5,791	10,524
Depletion and amortization	13,020	12,787	52,786	28,210
Finance costs	1,793	1,183	6,864	2,281
Gain on disposal of a stream interest	(9,094)	-	(9,094)	-
Impairment of assets	166,316	89,000	166,316	89,000
Share of loss of associates	2,455	3,482	9,013	6,114
Net (gain) loss on acquisition of investments	(26)	(36)	(1,934)	2,099
Net gain on disposal of investments	-	-	(6,956)	(703)
Net gain on dilution of investments in associates	(1,798)	(241)	(1,545)	(30,560)
Change in fair value of financial assets at fair value through profit and loss	806	784	7,837	(1,665)
Deferred income tax recovery	(40,454)	(28,453)	(35,970)	(24,150)
Unrealized foreign exchange (gain) loss	(385)	763	179	16,211
Settlement of deferred and restricted share units	(30)	-	(3,117)	(5,539)
Other	52	42	194	122
Net cash flows provided by operating activities before changes in non-cash working capital items	21,014	16,225	84,777	49,156
Changes in non-cash working capital items	(2,455)	5,298	(2,619)	(440)
Net cash flows provided by operating activities	18,559	21,523	82,158	48,716

Investing activities
Net (increase) decrease in short-term investments	-	1,447	(10,000)	2,047
Business combination, net of cash acquired	-	990	-	(621,430)
Settlement of derivative financial instruments	-	-	-	(21,072)
Acquisition of investments	(9,989)	(76,678)	(104,746)	(226,766)
Proceeds on disposal of investments	-	21,613	27,043	71,090
Acquisition of royalty and stream interests	(48,131)	(23,455)	(141,101)	(80,119)
Proceeds on sale of a stream interest	159,383	-	159,383	-
Property and equipment	(13)	(48)	(105)	(137)
Exploration and evaluation tax credits (expenses), net	688	(247)	3,891	(1,128)
Net cash flows provided by (used in) investing activities	101,938	(76,378)	(65,635)	(877,515)

Financing activities
Issuance of long-term debt	-	300,000	-	447,323
Issuance of common shares	86	77	358	264,278
Issue expenses	-	-	(186)	(190)
Financing fees	(412)	(12,619)	(791)	(12,619)
Investment from non-controlling interests	-	-	-	1,292
Repayment of long-term debt	(71,655)	-	(123,475)	-
Normal course issuer bid purchase of common shares	(9,257)	-	(31,243)	(1,822)
Dividends paid	(6,410)	(7,566)	(27,809)	(19,325)
Net cash flows used in by financing activities	(87,648)	279,892	(183,146)	678,937
Increases (decrease) in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents	32,849	225,037	(166,623)	(149,862)
Effects of exchange rate changes on cash and cash equivalents	4,228	(234)	7,183	(15,682)

Increase (decrease) in cash and cash equivalents	37,077	224,803	(159,440)	(165,544)
Cash and cash equivalents – beginning of period	137,188	108,902	333,705	499,249
Cash and cash equivalents – end of period	174,265	333,705	174,265	333,705